UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                 TELEGLOBE INC.
                                (Name of Issuer)
                    ----------------------------------------

                           Common Shares, No Par Value
                         (Title of Class of Securities)
                    ----------------------------------------

                                    87941V100
                                 (CUSIP Number)
                    ----------------------------------------

            Timothy E. McGee                           Martine Turcotte                          Timothy E. McGee
           Corporate Secretary                       Chief Legal Officer                     Chief Legal Officer and
        Bell Canada Holdings Inc.                          BCE Inc.                            Corporate Secretary
    1000 rue de La Gauchetiere Ouest           1000 rue de La Gauchetiere Ouest                    Bell Canada
               Bureau 3700                               Bureau 3700                     1000 rue de La Gauchetiere Ouest
        Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 4Y7                        Bureau 4100
                 Canada                                     Canada                          Montreal (Quebec) H3B 5H8
        Telephone: (416) 581-4488                 Telephone: (514) 870-4637                           Canada
                                                                                            Telephone: (416) 581-4488

             David G. Masse                            David G. Masse
               Secretary                          Secretary and Treasurer
           129201 Canada Inc.                       3632709 Canada Inc.
    1000 rue de La Gauchetiere Ouest          1000 rue de La Gauchetiere Ouest
              Bureau 3700                               Bureau 4100
       Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 5H8
                 Canada                                    Canada
       Telephone: (514) 786-3891                 Telephone: (514) 786-3891

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:

                                 John J. Madden
                               Shearman & Sterling
                              599 Lexington Avenue

                            New York, New York 10022
                            Telephone: (212) 848-4000

                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 19

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         BCE Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     2 of 19

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Bell Canada Holdings Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     3 of 19

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Bell Canada
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     4 of 19

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         129201 Canada Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 54,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            54,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         54,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         21.56%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     5 of 19

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         3632709 Canada Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 4,000,000
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            4,000,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,000,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         1.58%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     6 of 19

         This Amendment No. 1 amends, supplements and restates the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on March 10, 1999 (the "Schedule 13D"), by BCE Inc., a corporation incorporated under the Canada Business Corporation Act ("BCE"), with respect to the common shares, no par value (the "Common Shares"), of Teleglobe Inc., a corporation incorporated under the Canada Business Corporation Act (the "Company" or "Teleglobe").

         This Amendment is made principally to amend Item 4 to report the exercise by BCE of a right of first refusal, whereby BCE through an indirectly owned subsidiary acquired 4,000,000 Common Shares for US$21.75 per share, pursuant to an agreement between BCE and Troutt Family Trust - Separate Trust Estate of Kenny Troutt. In addition, certain other items were amended to identify a change in the ownership structure of the Common Shares due to a reorganization of BCE pursuant to a strategic partnership with Ameritech Corporation ("Ameritech"). Except for certain additional conforming changes, all other items identified below are restated from the Schedule 13D in compliance with the electronic filing requirements of the Securities and Exchange Commission as set forth in Regulation S-T (Reg. ss. 232.101(a)(2)).

Item 1.           Security and Issuer

         Item 1 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         The class of equity securities to which this statement relates is the common shares, no par value, of Teleglobe Inc. The principal place of business of Teleglobe is 1000 rue de La Gauchetiere Ouest, Bureau 2400, Montreal, Quebec, Canada H3B 4X5.

Item 2.           Identity and Background.

         Item 2 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         The persons listed in numbers 1 through 5 are the persons filing this joint statement.

1.   a.   BCE Inc. is a corporation incorporated under the Canada Business
          Corporations Act.

     b. The address of the principal office of BCE is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, H3B 4Y7.

     c.   BCE is Canada's largest communications company.

     d. During the last five years, BCE has not been convicted in any criminal proceeding.

     e. During the last five years, BCE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                     7 of 19

2.   a.   Bell Canada Holdings Inc. is a corporation incorporated under the
          Canada Business Corporations Act ("BCH").

     b. The address of the principal office of BCH is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, H3B 4Y7.

     c. BCH is a 80% owned subsidiary of BCE. The remaining 20% of BCH is indirectly owned by Ameritech.

     d. During the last five years, BCH has not been convicted in any criminal proceeding.

     e. During the last five years, BCH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.   a.   Bell Canada is a corporation governed by the Canada Business
          Corporations Act ("Bell Canada").

     b. The address of the principal office of Bell Canada is 1000, rue de La Gauchetiere Ouest, Bureau 4100, Montreal, Quebec, H3B 5H8.

     c.   Bell Canada is a wholly-owned subsidiary of BCH.

     d. During the last five years, Bell Canada has not been convicted in any criminal proceeding.

     e. During the last five years, Bell Canada has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4.   a.   129201 Canada Inc. is a corporation incorporated under the Canada
          Business Corporations Act ("129201").

     b. The address of the principal office of 129201 is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, H3B 4Y7.

     c.   129201 is a wholly-owned subsidiary of Bell Canada.

     d. During the last five years, 129201 has not been convicted in any criminal proceeding.


                                     8 of 19

     e. During the last five years, 129201 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5.   a.   3632709 Canada Inc. is a corporation incorporated under the Canada
          Business Corporations Act ("3632709").

     b. The address of the principal office of 3632709 is 1000, rue de La Gauchetiere Ouest, Bureau 4100, Montreal, Quebec, H3B 5H8.

     c.   3632709 is a wholly-owned subsidiary of Bell Canada.

     d. During the last five years, 3632709 has not been convicted in any criminal proceeding.

     e. During the last five years, 3632709 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of the companies listed in numbers 1 trough 5 above is set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference. Except as set forth on Exhibit A, all of the directors and executive officers of such companies are citizens of Canada. During the last five years, to the knowledge of such companies, no person named on Exhibit A with respect to that particular company has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.

         Item 3 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         The aggregate purchase price for the 4,000,000 Teleglobe Common Shares purchased pursuant to the Stock Purchase Agreement (as described in Item 4 below) was US$87,000,000. BCE, as part of the Ameritech reorganization assigned its right to purchase the Common Shares to Bell Canada, who by board resolution authorized 3632709 to exercise such right. The source of funds used to purchase the Common Shares was from the working capital of Bell Canada.


                                     9 of 19

Item 4.           Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         BCE acquired Common Shares for the purpose of investment in Teleglobe as part of its strategic relationship with Teleglobe. 129201 is currently the record and beneficial owner of approximately 21.56% of the Common Shares outstanding and 3632709 is currently the record and beneficial owner of approximately 1.58% of the Common Shares outstanding.

         On June 14, 1998, Teleglobe and Excel Communications, Inc. ("Excel") announced a business combination which provided for the exchange of common shares of Excel for common shares of Teleglobe on the basis of .885 of a Teleglobe common share for each Excel common share exchanged. On November 10, 1998, the effective date of the business combination, BCE held, directly and indirectly, 11,971,700 common shares of Excel, entitling it to 10,594,954 common shares of Teleglobe. On December 7, 1998, BCE exchanged 11,521,700 Excel shares for 10,196,704 Common Shares of Teleglobe. On December 8, 1998, BCE exchanged the remaining 450,000 Excel shares for 398,250 Common Shares of Teleglobe.

         Pursuant to an agreement with the Company (then Memotec Data Inc.) dated May 7, 1987, as amended June 14, 1998 (the "Private Placement Agreement"), BCE has a pre-emptive right entitling it to maintain at least a 20% ownership position in the Company. Concurrently with the closing of the business combination with Excel, BCE exercised this pre-emptive right and acquired indirectly an additional 5,400,000 Common Shares of Teleglobe from treasury at market price. A copy of this agreement is filed herewith as Exhibit B to this
Schedule 13D and is hereby incorporated herein by reference. In addition, between October 15, 1998, and November 4, 1998, BCE acquired an additional 2,301,500 Common Shares of Teleglobe through purchases on the open market.

         On February 26, 1999, BCE, through its then wholly-owned subsidiary 129201, acquired an additional 4,000,000 Common Shares from Troutt Family Trust
- Separate Trust Estate of Kenny A. Troutt pursuant to an Agreement of Purchase and Sale dated February 19, 1999 (the "2/99 Stock Purchase Agreement"). A copy of the 2/99 Stock Purchase Agreement is filed herewith as Exhibit C to this
Schedule 13D and is hereby incorporated herein by reference. Concurrently with the execution of the 2/99 Stock Purchase Agreement, BCE and Kenny A. Troutt entered into an agreement whereby BCE was given a right of first refusal over an additional 20,000,000 common shares of Teleglobe (the "Right of First Refusal Agreement"). A copy of the Right of First Refusal Agreement is filed herewith as Exhibit D to this Schedule 13D and is hereby incorporated herein by reference.

         On June 1, 1999, BCE entered into a strategic partnership with Ameritech relating to Bell Canada. Pursuant to such transaction, Ameritech through an indirectly wholly-owned subsidiary acquired a 20% interest in BCH. BCH owns all of the common shares of Bell Canada. As a result of such transaction BCE currently owns 80% of the share capital of BCH and Ameritech owns a 20% minority interest.


                                    10 of 19

         Prior to the investment by Ameritech, Bell Canada was reorganized. As a result of such reorganization BCE contributed all of its Canadian telecommunications assets to Bell Canada including all of its interest in Teleglobe. BCE transferred 42,099,274 Common Shares to 129201. Subsequently BCE contributed 129201 to Bell Canada which resulted in 129201 becoming a direct wholly-owned subsidiary of Bell Canada.

         On November 23, 1999, BCE exercised its right to acquire additional Common Shares from Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt under the Right of First Refusal Agreement. Pursuant to such agreement BCE was entitled to assign its right to purchase the Common Shares to any direct or indirect subsidiary. As part of the Ameritech reorganization, BCE has assigned such right to Bell Canada who in turn assigned such right to 3632709. Pursuant to an Agreement of Purchase and Sale dated November 23, 1999 ("11/99 Stock Purchase Agreement"), 3632709 purchased 4,000,000 Common Shares. A copy of the 11/99 Stock Purchase Agreement is filed herewith as Exhibit E to this
Schedule 13D and is hereby incorporated herein by reference.

         BCE intends to periodically review its investment in and strategic relationship with Teleglobe on the basis of various factors, including Teleglobe's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Teleglobe's Common Shares in particular. Based upon such assessment, BCE may acquire additional Common Shares in Teleglobe, in the future, pursuant to the Right of First Refusal Agreement, through open market purchases or in privately negotiated transactions. Similarly, BCE may dispose of some or all of its investment in Teleglobe, based upon BCE's review of the above factors.

         Except as set forth above, neither BCE, BCH, Bell Canada, 129201 or 3632709 nor any person controlling such companies, nor any of the persons named on Exhibit A, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended, supplemented and restated as follows:

1.       BCE

         (a) BCE beneficially owns 58,660,728 Common Shares, representing approximately 23.13% of the outstanding Common Shares of Teleglobe, of which 54,660,728 are registered in the name of 129201 and 4,000,000 are registered in the name of 3632709.

         Filed herewith as Schedule 1 are the directors and executive officers of BCE that beneficially own Common Shares of Teleglobe.

         (b) BCE has the shared voting power to vote and to dispose of 58,660,728 Common Shares of Teleglobe.


                                    11 of 19

         (c) Except for the transaction described in Item 4 hereof, no transactions in securities of the Company have been effected during the last 60 days by BCE, or any other person controlling BCE, or any of the persons named in Exhibit A.

         (d) Not applicable.

         (e) Not applicable.

2.       BCH

         (a) BCH beneficially owns 58,660,728 Common Shares, representing approximately 23.13% of the outstanding Common Shares of Teleglobe, of which 54,660,728 are registered in the name of 129201 and 4,000,000 are registered in the name of 3632709.

         Filed herewith as Schedule 1 are the directors and executive officers of BCH that beneficially own Common Shares of Teleglobe.

         (b) BCH has the shared voting power to vote and to dispose of 58,660,728 Common Shares of Teleglobe.

         (c) Except for the transaction described in Item 4 hereof, no transactions in securities of the Company have been effected during the last 60 days by BCH, or any other person controlling BCH, or any of the persons named in Exhibit A.

         (d) Not applicable.

         (e) Not applicable.

3.       Bell Canada

         (a) Bell Canada beneficially owns 58,660,728 Common Shares, representing approximately 23.13% of the outstanding Common Shares of Teleglobe, of which 54,660,728 are registered in the name of 129201 and 4,000,000 are registered in the name of 3632709.

         Filed herewith as Schedule 1 are the directors and executive officers of Bell Canada that beneficially own Common Shares of Teleglobe.

         (b) Bell Canada has the shared voting power to vote and to dispose of 58,660,728 Common Shares of Teleglobe.

         (c) Except for the transaction described in Item 4 hereof, no transactions in securities of the Company have been effected during the last 60 days by Bell Canada, or any other person controlling Bell Canada, or any of the persons named in Exhibit A.

         (d) Not applicable.

         (e) Not applicable.


                                    12 of 19

4.       129201

         (a) 129201 beneficially and of record owns 54,660,728 Common Shares, representing approximately 21.56% of the outstanding Common Shares of Teleglobe.

         Currently none of the directors or executive officers of 129201 beneficially own Common Shares of Teleglobe.

         (b) 129201 has the shared voting power to vote and to dispose of 54,660,728 Common Shares of Teleglobe.

         (c) Except for the transaction described in Item 4 hereof, no transactions in securities of the Company have been effected during the last 60 days by 129201, or any other person controlling 129201, or any of the persons named in Exhibit A.

         (d) Not applicable.

         (e) Not applicable.

5.       3632709

         (a) 3632709 beneficially and of record owns 4,000,000 Common Shares, representing approximately 1.58% of the outstanding Common Shares of Teleglobe.

         Currently none of the directors or executive officers of 3632709 beneficially own Common Shares of Teleglobe.

         (b) 3632709 has the shared voting power to vote and to dispose of 4,000,000 Common Shares of Teleglobe.

         (c) Except for the transaction described in Item 4 hereof, no transactions in securities of the Company have been effected during the last 60 days by 3632709, or any other person controlling 3632709, or any of the persons named in Exhibit A.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Teleglobe.

         Item 6 of the Schedule 13D is hereby amended, supplemented and restated as follows:

         Except for the Private Placement Agreement as amended, the 2/99 Stock Purchase Agreement, the 11/99 Stock Purchase Agreement and the Right of First Refusal Agreement, to the best knowledge of BCE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect


                                    13 of 19
to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended, supplemented and restated as follows:

     Exhibit A -    Directors and Officers of BCE, BCH, Bell Canada, 129201 and
                    3632709.

     Exhibit B -    Private Placement Agreement entered into between Memotec
                    Data Inc. (Now Teleglobe Inc.), dated May 7, 1987, as amended June 14, 1998.

     Exhibit C -    Agreement of Purchase and Sale entered into between BCE and
                    Trout Family Trust - Separate Trust Estate of Kenny A.
                    Troutt, dated February 19, 1999.

     Exhibit D -    Right of First Refusal Agreement entered into between BCE
                    and Kenny A. Troutt, dated February 19, 1999.

     Exhibit E -    Agreement of Purchase and Sale entered into between [Bell
                    Canada], 3632709 and Troutt Family Trust - Separate Trust
                    Estate of Kenny A. Troutt, dated November 23, 1999.

     Exhibit F -    Joint Filing Agreement between BCE, BCH, Bell Canada,
                    129201, and 3632709 pursuant to Rule 13d-1(k)(l)(iii).










                                    14 of 19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1999                    BCE INC.

                                             By /s/ Martine Turcotte
                                             -----------------------------------
                                             Name:  Martine Turcotte
                                             Title: Chief Legal Officer















                                    15 of 19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1999                    BELL CANADA HOLDINGS INC.


                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name:  Timothy E. McGee
                                             Title: Corporate Secretary















                                    16 of 19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1999                    BELL CANADA

                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name:  Timothy E. McGee
                                             Title: Chief Legal Officer and
                                                       Corporate Secretary















                                    17 of 19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1999                    129201 CANADA INC.


                                             By /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary















                                    18 of 19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1999                    3632709 CANADA INC.


                                             By  /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary and Treasurer















                                    19 of 19

                                                                      SCHEDULE 1

                                        .
                             DIRECTORS AND OFFICERS
                      HOLDINGS IN SHARES OF TELEGLOBE INC.

BCE INC:

Directors
---------

Jeannine Guillevin Wood                      2,000

Jean C. Monty                                10,000

Guy Saint-Pierre                             300

Lynton R. Wilson                             1,142


Officers
--------

Michael T. Boychuk                           500

Barry W. Pickford                            300



BELL CANADA HOLDINGS INC.:

Directors
---------

Jean C. Monty                                10,000

Guy Saint-Pierre                             300


Officers
--------

Jean C. Monty                                10,000

BELL CANADA:

Directors
---------

Jean C. Monty                        10,000

Guy Saint-Pierre                     300


Officers
--------

Pierre J. Blouin                     200

Michael T. Boychuk                   500

Martine Corriveau-Gougeon            250 (shares purchased August 30, 1999)

Bernard A. Courtois                  700

Sylvie Lalande                       600 (shares purchased August 10, 1999)

Barry W. Pickford                    300

                                                                       EXHIBIT A

                        Directors and Executive Officers
                             As of November 26, 1999

Corporation: BCE Inc.

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Barford, Ralph MacKenzie                Valleydene Corporation Limited          President
Canadian                                1903-20 Eglinton Avenue West
                                        P.O. Box 2026
                                        Toronto Ontario
                                        Canada M4R 1K8

Charest, Micheline                      CINAR Corporation                       Chairman and Co-CEO
Canadian                                1055 Rene-Levesque Blvd. East
                                        Suite 800
                                        Montreal Quebec
                                        Canada H2L 4S5

Currie, Richard J.                      George Weston Limited                   President
Canadian                                22 St. Clair Avenue East
                                        Suite 2001
                                        Toronto Ontario
                                        Canada M4T 2S7

Guillevin Wood, Jeannine                Banque Laurentienne du Canada           Chairman of the Board
Canadian                                1981 McGill College Avenue
                                        20th Floor
                                        Montreal Quebec
                                        Canada H3A 3K3

Kaufman, Donna S.                       2 St. Clair Avenue East                 Lawyer; Corporate Director
Canadian                                800
                                        Toronto Ontario
                                        Canada M4T 2T5

Kierans, Thomas E.                      100 Richmond Street West                Chairman
Canadian                                331
                                        Clarkson Center for Business
                                        Ethics
                                        Toronto Ontario
                                        Canada M5H 3K6

Levitt, Brian M.                        Imasco Limited                          President and Chief
Canadian                                600 de Maisonneuve Blvd. West           Executive Officer
                                        19th Floor
                                        Montreal Quebec
                                        Canada H3A 3K7

McArthur, John H.                       Harvard University                      Dean Emeritus
Canadian                                Graduate School of Bus. Admin.
                                        Soldiers Field
                                        Boston, Massachusetts 02163
                                        United States


Corporation:  BCE Inc.

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Monty, Jean C.                          1000 de La Gauchetiere West             President and Chief
Canadian                                Suite 3700                              Executive Officer
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Newall, J. Edward                       2015 Bankers Hall                       Chairman
Canadian                                855 - 2nd Street S.W.
                                        Newall & Associates
                                        Calgary Alberta
                                        Canada T2P 4J7

Saint-Pierre, Guy                       Groupe SCN-Lavalin inc.                 Chairman of the Board
Canadian                                455, Rene-Levesque Blvd. West
                                        21st Floor
                                        Montreal Quebec
                                        Canada H2Z 1Z3

Tellier, Paul M.                        Canadian National Railway Co.           President and Chief
Canadian                                935 rue de La Gauchetiere O.            Executive Officer
                                        16th Floor
                                        Montreal Quebec
                                        Canada H3B 2M9

Wilson, Lynton R.                       181 Bay Street                          Chairman of the Board
Canadian                                4700
                                        BCE Inc.
                                        BCE Place, P.O. Box 794
                                        Toronto Ontario
                                        Canada M5J 2T3

Young, Victor L.                        70 O'Leary Avenue                       Chairman and Chief
Canadian                                P.O. Box 550                            Executive Officer
                                        St. John's Newfoundland
                                        Canada A1C 5L1

Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------

Anderson, William D.                    1000 rue de La Guachetiere Ouest        Chief Financial Officer
Canadian                                3800
                                        Montreal Quebec
                                        Canada H3B 4Y7

Boychuk, Michael T.                     1000 rue de La Gauchetiere O.           Corporate Treasurer
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7


                                       3

Corporation:  BCE Inc.

-------------------------------------------------------------------------------------------------------------------


Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------
Monty, Jean C.                          1000 rue de La Gauchetiere West         President and Chief
Canadian                                3700                                    Executive Officer
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Nicholson, Peter J.M.                   100 rue de La Gauchetiere Ouest         Chief Strategy Officer
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Pickford, Barry W.                      1000 rue de La Gauchetiere Ouest        Vice-President, Taxation
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Ryan, Marc J.                           1000 rue de La Gauchetiere Ouest        Corporate Secretary
Canadian                                3800
                                        Montreal Quebec
                                        Canada H3B 4Y7

Turcotte, Martine                       1000 rue de La Gauchetiere Ouest        Chief Legal Officer
Canadian                                3800
                                        Montreal Quebec
                                        Canada H3B 4Y7


Corporation:  Bell Canada

-------------------------------------------------------------------------------------------------------------------

Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Kahan, James S.                         175 East Houston                        Senior V-P, Corporate
American                                11-A-50                                 Development
                                        SBC Communications Inc.
                                        San Antonio, Texas  78205
                                        United States

Levitt, Brian M.                        Imasco Limited                          President and Chief Executive
Canadian                                600 de Maisonneuve Blvd. West           Officer
                                        19th Floor
                                        Montreal Quebec
                                        Canada H3A 3K7

Monty, Jean C.                          1000 rue de la Gauchetiere Ouest        Chairman and Chief Executive
Canadian                                3700                                    Officer
                                        Bell Canada
                                        Montreal Quebec
                                        Canada H3B 4Y7

Mueller, Edward A.                      175 East Houston                        President, SBC
American                                10-A-50                                 International Operations
                                        SBC Communications Inc.
                                        San Antonio, Texas  78205
                                        United States

Newall, J. Edward                       2015 Bankers Hall                       Chairman
Canadian                                855 - 2nd Street S.W.
                                        Newall & Associates
                                        Calgary Alberta
                                        Canada T2P 4J7

Nicholson, Peter J.M.                   1000 rue de la Gauchetiere Ouest        Chief Strategy Officer
Canadian                                3700
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Ryan, Marc J.                           1000 rue de la Gauchetiere Ouest        Corporate Secretary
Canadian                                3800
                                        Montreal Quebec
                                        Canada H3B 4Y7

Saint-Pierre, Guy                       Groupe SCN-Lavalin inc.                 Chairman of the Board
Canadian                                455, Rene-Levesque Blvd. West
                                        21st Floor
                                        Montreal Quebec
                                        Canada H2Z 1Z3

Scott, C. Wesley M.                     483 Bay Street                          Vice-Chairman
Canadian                                Floor 19 South
                                        Toronto Ontario
                                        Canada M5G 2E1


Corporation:  Bell Canada

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Tellier, Paul M.                        Canadian National Railway Co.           President and Chief Executive
Canadian                                935 rue de la Gauchetiere O.            Officer
                                        16th Floor
                                        Montreal Quebec
                                        Canada H3B 2M9

Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------

Blouin, Pierre J.                       Bell Canada                             Senior V-P. - Sourcing and
Canadian                                700, rue de la Gauchetiere O.           Logistics
                                        Bureau 2800
                                        Montreal Quebec
                                        Canada H3B 4L1

Boychuk, Michael T.                     1000 rue de la Gauchetiere O.           Vice-President and Treasurer
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Childers, Charles Anthony               483 Bay Street                          Senior Vice-President Sales
United States                           Floor 10 South
                                        Toronto Ontario
                                        Canada M5G 2E1

Corriveau-Gougeon, Martine              700 rue de la Gauchetiere Ouest         Senior V-P. - Operations Planning
Canada                                  2800
                                        Montreal Quebec
                                        Canada H3B 2L1

Courtois, Bernard A.                    105 rue Hotel de Ville                  Chief Strategy Officer
Canada                                  6e etage sud
                                        Hull Quebec
                                        Canada J8X 4H7

Cox, David Roderick                     483 Bay Street                          Chief Information Officer
Canada                                  Floor 10 South
                                        Toronto Ontario
                                        Canada M5G 2E1

Davis, Gary M.                          1000, de la Gauchetiere Ouest           Vice-President and Corporate
Canada                                  Suite 700                               Controller
                                        Montreal Quebec
                                        Canada H3B 4W5

Goulet, Josee                           483 Bay Street                          SVP - Consumer Markets,
Canada                                  Floor 10 South                          Sales & Service
                                        Toronto Ontario
                                        Canada M5G 2E1

Jarman, Terence James                   Bell Trinity Square                     President and CEO Bell Nexxia
Canadian                                483 Bay Street, Floor 6 North
                                        Toronto Ontario
                                        Canada M5G 2E1


Corporation:   Bell Canada
-------------------------------------------------------------------------------------------------------------------


Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------
Lalande, Sylvie                         700 rue de la Gauchetiere O.            SVP - Que
Canada                                  Bureau 2800                             Communications & Consumer Mkt
                                        Montreal Quebec
                                        Canada H3B 4L1

Marier, Guy                             700 rue de la Gauchetiere Ouest         President, Bell Quebec
Canadian                                2800
                                        Montreal Quebec
                                        Canada H3B 4L1

McGee, Timothy E.                       483 Bay Street                          Chief Legal Officer and
Canadian                                F8S                                     Corporate Secretary
                                        Toronto Ontario
                                        Canada M5G 2E1

Monty, Jean C.                          1000 rue de la Gauchetiere Ouest        Chairman and Chief Executive
Canadian                                3700                                    Officer
                                        Bell Canada
                                        Montreal Quebec
                                        Canada H3B 4Y7

Mosey, Robert T.                        483 Bay Street                          SVP - Advantage Business Markets
Canadian                                Floor 10 South
                                        Toronto Ontario
                                        Canada M5G 2E1

Pickford, Barry W.                      1000 rue de la Gauchetiere Ouest        Vice-President, Taxation
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Reising, Ronald                         1000 rue de la Gauchetiere Ouest        Chief Financial Officer
American                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Scott, C. Wesley M.                     483 Bay Street                          Vice-Chairman
Canadian                                Floor 19 South
                                        Toronto Ontario
                                        Canada M5G 2E1

Scott, Sheridan                         105 Hotel de ville                      Chief Regulatory Officer
Canadian                                Floor 6
                                        Hull Quebec
                                        Canada J8X 4H7

Shedleur, Pierre                        930 D'Aiguillon                         Senior V-P. - Business Markets,
Canadian                                100                                     Quebec
                                        Quebec Quebec
                                        Canada G1R 5M9

Sheridan, John William                  483 Bay Street                          President, Bell Ontario
Canada                                  Bell Trinity Square
                                        Floor 10 South
                                        Toronto Ontario
                                        Canada M5G 2E1


Corporation:   Bell Canada

-------------------------------------------------------------------------------------------------------------------


Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------
Sheriff, Karen H.                       483 Bay Street                          SVP - Product Management
American                                F6N                                     and Product Development
                                        Toronto Ontario
                                        Canada M5G 2E1

Southwell, David A.                     483 Bay Street                          Chief Technology Officer
Canadian                                Floor 10 South
                                        Bell Trinity Square
                                        Toronto Ontario
                                        Canada M5G 2E1

Wyman, Georgina                         1000 rue de la Gauchetiere Ouest        Chief Human Resources Officer
Canadian                                Suite 3700
                                        Montreal Quebec
                                        Canada H3B 4Y7


Corporation:   Bell Canada Holdings Inc.

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Levitt, Brian M.                        Imasco Limited                          President and Chief
Canadian                                600 de Maisonneuve Blvd. West           Executive Officer
                                        19th Floor
                                        Montreal Quebec
                                        Canada H3A 3K7

Monty, Jean C.                          1000 rue de la Gauchetiere Ouest        President and Chief
Canadian                                3700                                    Executive Officer
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Mueller, Edward A.                      175 East Houston                        President, SBC
American                                10-A-50                                 International Operations
                                        SBC Communications Inc.
                                        San Antonio, Texas  78205
                                        United States

Newall, J. Edward                       2015 Bankers Hall                       Chairman
Canadian                                855 - 2nd Street S.W.
                                        Newall & Associates
                                        Calgary Alberta
                                        Canada T2P 4J7

Nicholson, Peter J.M.                   1000 rue de la Gauchetiere Ouest        Chief Strategy Officer
Canadian                                3700
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Ryan, Marc J.                           1000 rue de la Gauchetiere Ouest        Corporate Secretary
Canadian                                3700
                                        Montreal Quebec
                                        Canada H3B 4Y7

Saint-Pierre, Guy                       Group SCN-Lavalin inc.                  Chairman of the Board
Canadian                                455, Rene-Levesque Blvd. West
                                        21st Floor
                                        Montreal Quebec
                                        Canadian H2Z 1Z3

Scott, C. Wesley M.                     483 Bay Street                          Vice-Chairman
Canadian                                Floor 19 South
                                        Toronto Ontario
                                        Canada M5G 2E1

Tellier, Paul M.                        Canadian National Railway Co.           President and Chief
Canadian                                935 rue de La Gauchetiere O.            Executive Officer
                                        16th Floor
                                        Montreal Quebec
                                        Canada H3B 2M9


Corporation:   Bell Canada Holdings Inc.

-------------------------------------------------------------------------------------------------------------------


Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------
McGee, Timothy E.                       483 Bay Street                          Corporate Secretary
Canadian                                F8S
                                        Toronto Ontario
                                        Canada M5G 2E1

Monty, Jean C.                          1000 rue de La Gauchetiere Ouest        Chairman
Canadian                                3700
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Reising, Ronald                         1000 rue de la Gauchetiere Ouest        Chief Financial Officer
American                                3700
                                        BCE Inc.
                                        Montreal Quebec
                                        Canada H3B 4Y7

Scott, C. Wesley M.                     483 Bay Street                          President
Canadian                                Floor 19 South
                                        Toronto Ontario
                                        Canada M5G 2E1


Corporation:   129201 Canada Inc.

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Bich, Genevieve                         Bell Canada                             Vice-President
Canadian                                1000, rue de la Gauchetiere Ouest
                                        Bureau 4100
                                        Montreal Quebec
                                        Canada H3B 5H8

Masse, David G.                         1000 rue de la Gauchetiere Ouest        Assistant Corporate
Canadian                                4100                                    Secretary
                                        Montreal Quebec
                                        Canada H3B 5H8

McGee, Timothy E.                       483 Bay Street                          Chief Legal Officer and
Canadian                                F8S                                     Corp. Secretary
                                        Toronto Ontario
                                        Canada M5G 2E1

Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------

Masse, David G.                         1000 rue de la Gauchetiere Ouest        Secretary
Canadian                                4100.
                                        Montreal Quebec
                                        Canada H3B 5H8

McGee, Timothy E.                       483 Bay Street                          Chairman and President
Canadian                                F8S
                                        Toronto Ontario
                                        Canada M5G 2E1

Ruggins, Leonard F.                     1000 rue de la Gauchetiere Ouest        Vice-President
                                        3700
                                        Montreal Quebec
                                        Canada H3B 4Y7


Corporation:  3632709 Canada Inc.

-------------------------------------------------------------------------------------------------------------------


Directors and Citizenship               Address                                 Occupation
-------------------------               -------                                 ----------
Bich, Genevieve                         Bell Canada                             Vice-President
Canadian                                1000, rue de la Gauchetiere Ouest
                                        Bureau 1400
                                        Montreal Quebec
                                        Canada H3B 5H8

Masse, David G.                         1000 rue de la Gauchetiere Ouest        Assistant Corporate
Canadian                                4100                                    Secretary
                                        Montreal Quebec
                                        Canada H3B 5H8

Officers and Citizenship                Address                                 Occupation
------------------------                -------                                 ----------

Bich, Genevieve                         Bell Canada                             Chairman and President
Canadian                                1000, rue de la Gauchetiere Ouest
                                        Bureau 1400
                                        Montreal Quebec
                                        Canada H3B 5H8

Masse, David G.                         1000 rue de la Gauchetiere Ouest        Secretary and Treasurer
Canadian                                4100
                                        Montreal Quebec
                                        Canada H3B 5H8


                                                                       EXHIBIT B




May 7, 1987






MEMOTEC DATA INC.
600 McCaffrey Street
St-Laurent, Quebec
H4T 1M1

Dear Sirs:

         We understand that Memotec Data Inc. ("Memotec") is prepared to consider an issue of shares to Bell Canada Enterprises Inc. ("BCE") by way of private placement, which may be simultaneous with a proposed issue of Common Shares to the public. This letter sets out the terms and conditions of an offer and agreement of BCE to acquire shares of Memotec by way of private placement.

1-       Defined Terms

         Where used herein, the following terms shall have the following meanings respectively:

1.1 "Closing Date" means May 15, 1987 or such earlier or later date as may be mutually agreed upon.

1.2 "Common Shares" means the common shares in the capital of Memotec as constituted at the date hereof.

1.3 "Convertible Preferred Shares" means a series of the presently constituted Preferred Shares in the capital of Memotec, to be created by the Board of Directors of Memotec and having the attributes described in paragraph 3 hereof.

1.4 "Financial Statements" means the financial statements of Memotec included in the Preliminary Prospectus and the Prospectus.

1.5 "Preliminary Prospectus" means the preliminary prospectus of Memotec dated April 21, 1987 executed by Memotec for a public issue of Common Shares and filed with securities commissions in the various provinces of Canada.

1.6 "Prospectus" means the final version, if any, of the Preliminary Prospectus filed with provincial securities commissions prior to the closing of the purchase of Common Shares provided for in this Agreement.

1.7 "Purchased Shares" means the Common Shares and Convertible Preferred Shares in the capital of Memotec subscribed for by BCE as provided for in paragraph 2 hereof.

1.8 "Teleglobe" means Teleglobe Canada Inc., a company incorporated under the Canada Business Corporations Act, and "Teleglobe Act" means the Teleglobe Canada Reorganization and Divestiture Act (Canada).

1.9      "Time of Closing" means 11:00 A.M. (Montreal time) on the Closing Date.


2-       Subscription for Purchased Shares

         Subject to the terms and conditions set forth herein, BCE hereby subscribes for and agrees to take up and pay for, and Memotec hereby agrees to issue, sell and deliver to BCE, at the Closing Time, as fully paid and non-assessable, 3,750,000 Common Shares and 1,517,500 Convertible Preferred Shares for a purchase price of $28.00 per Common Share or Convertible Preferred Share, being an aggregate subscription price of $147,490,000.

3-       Share Provisions and Ownership

(a) The articles of Memotec shall fix, at closing, the following rights, privileges, restrictions and conditions as attaching to Convertible Preferred
Shares:

(i) no dividend may be declared and made payable on the Common Shares unless an equal and rateable dividend has been first declared and made payable on the Convertible Preferred Shares;

(ii) the Convertible Preferred Shares shall rank ahead of the Common Shares with respect to distribution of Memotec's assets in the event of its liquidation, dissolution or winding-up;

(iii) there will be no voting rights attached to the Convertible Preferred Shares except as prescribed by law;

(iv) the Convertible Preferred Shares shall be convertible into Common Shares on a one for one basis, at any time.

(b) As long as Teleglobe remains a subsidiary of Memotec and is subject to a restriction in respect of voting share ownership by "designated telecommunications common carriers" and their "associates" within the meaning of the Teleglobe Act, it is intended that BCE and its affiliates not own shares carrying more than a number of voting rights which would constitute Memotec an "associate" of a "designated telecommunications common carrier". If a court of final determination determines that Memotec is such an "associate" by reason of the percentage ownership of Common Shares by BCE and its affiliates then it is agreed that the parties shall consult and use their best efforts with a view to agreeing as to an appropriate manner to restore Memotec to the status of not being such an "associate", provided that, failing agreement within 10 business days of the court decision, BCE will, to the extent it has not otherwise disposed of its Common Shares, agree to an exchange of such number of its Common Shares into an equal number of convertible preferred shares, having the same attributes as those described in paragraph 3(a) hereof, as counsel to BCE and Memotec shall advise as being necessary to restore such status, provided that in no event shall a number of Common Shares be so exchanged which would result in BCE being unable to equity account for its investment in Memotec under Canadian generally accepted accounting principles. Memotec shall not knowingly assist in or encourage the acquisition of any shares of Memotec by any "designated telecommunications common carrier" or any "associate" thereof (within the meaning of the Teleglobe Act) without the consent of BCE.


4-       Closing

         The closing of the purchase and sale of the Purchased Shares shall take place at the offices of Bell Canada Enterprises Inc., Suite 2100, 2000 McGill College Avenue, Montreal, Quebec at the Time of Closing. Upon fulfillment of the terms and conditions hereof, at the Time of Closing Memotec will deliver to BCE definitive share certificates duly issued and registered in the name of BCE, or as it may otherwise direct in writing, representing the Purchased Shares against receipt of a cheque payable at par or to the order of Memotec in the amount of $147,490,000.

5-       Representations and Warranties of Memotec

         Memotec represents and warrants to BCE, and acknowledges that BCE is entering into this Agreement in reliance on the following:

5.1 Memotec has been duly incorporated and organized and is validly existing and in good standing as a public corporation under the laws of Canada and has all requisite corporate power and authority to carry on its business as now conducted and is presently proposed to be conducted, to own, lease and operate its property and assets and is duly qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned or leased by it makes such qualification necessary, and is in good standing under the securities laws of each province of Canada to which it is subject;

5.2 Memotec has taken all necessary corporate action to authorize the execution, delivery and performance by Memotec of its obligations under this Agreement and, by the Time of Closing, will have taken all such corporate action as is necessary for the valid issuance of the Purchased Shares; this Agreement has been duly executed and delivered by Memotec and constitutes a valid and binding obligation of Memotec, enforceable against Memotec in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws of general application, or by legal or equitable principles relating to or limiting creditors' rights generally;

5.3 Neither the execution nor the delivery by Memotec of this Agreement nor the consummation of the transactions contemplated hereby will result in a breach of the terms and conditions of, or constitute a default under, the constating documents or by-laws of Memotec or the Teleglobe Act or any Court order, agreement, license or other instrument or obligation to which Memotec is now a party or by which it or any of its assets may be bound or affected;

5.4 The Preliminary Prospectus and the Prospectus contains and constitutes full, true and plain disclosure of all material facts relating to the business and affairs of Memotec and its subsidiaries taken as a whole and the securities proposed to be offered by the final version thereof and there have been no material changes to any of the information or facts contained in the Preliminary Prospectus or the Prospectus since the date thereof except with respect to the change resulting from this Agreement;

5.5 The Financial Statements are complete and correct, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods and accurately and fairly present and disclose the assets, liabilities and the financial condition of the business of Memotec as and at the date thereof and the results of its operations and the source and application of its funds for the period then ended and reflect all liabilities (whether accrued, absolute, contingent or otherwise) of Memotec as at such date;

5.6 None of the unissued Common Shares and Preferred Shares of Memotec will be allotted, reserved, set aside or issued from the date hereof until the Time of Closing, and no person, firm or corporation has any agreement, option, right or privilege capable of becoming an agreement (including convertible securities and warrants) for the allotment, purchase, subscription or issuance of any of the unissued shares or securities of Memotec, except as disclosed in the Preliminary Prospectus;

5.7 The financial position of Memotec is presently and will at the Time of Closing be at least as good as that shown on or disclosed in the Financial Statements contained in the

Preliminary Prospectus and since the date of such statements there has been no material adverse change in the business, results of operations, prospects, assets, financial condition or affairs of Memotec and its subsidiaries taken as a whole, financial or otherwise;

5.8 Since the date of the Preliminary Prospectus, the business and affairs of Memotec have been carried on, and will be carried on from the date hereof to the Time of Closing, in the ordinary and normal course;

5.9 Memotec is, and immediately following the Time of Closing will be, the owner of all of its material real and personal property (including, without limitation, the shares of Teleglobe) with good and marketable title thereto free and clear of any mortgage, lien, charge, security interest, adverse claim or other encumbrance whatsoever, except as disclosed in the Financial Statements contained in the Preliminary Prospectus;

5.10 The corporate records and minute books of Memotec contain complete and accurate minutes of all meetings of and copies of all by-laws and resolutions passed; the share certificate books, registers of shareholders, registers of transfers and other corporate registers are complete and accurate in all material respects;

5.11 The books and records, financial and otherwise, of Memotec fairly and correctly set out and disclose in all material respects the financial position of Memotec as at the date hereof and all material financial transactions of Memotec have been accurately recorded in such books and records;

5.12 No payments or special arrangements have been made or authorized or are required to be made, since the date of the Financial Statements contained in the Preliminary Prospectus by Memotec to officers directors, shareholders or employees, including former such persons, except at the regular rates payable to them as salaries, pensions, bonuses, management fees or other remuneration;

5.13 No capital expenditures or other expenditures out of the ordinary course of business have, since the date of the Financial Statements contained in the Preliminary Prospectus, been made or authorized by Memotec, except as reflected in the Financial Statements contained in the Preliminary Prospectus;

5.14 No dividends or other distributions to the shareholders of Memotec have been declared, paid, reserved, set aside or authorized on any shares or securities of Memotec since the date of the Financial Statements contained in the Preliminary Prospectus and Memotec has not since that date, directly or indirectly, redeemed, paid off, purchased or otherwise acquired any of its shares or made any return of capital on any of its shares or agreed to do so and no such aforesaid action or proceeding will be taken from the date hereof to the Time of Closing;

5.15 No authorization, approval, consent or order of, or filing with, any governmental authority or regulatory body or any other person is required for the valid authorization, execution, delivery or performance by Memotec of its obligations under this Agreement except as have been or will have been obtained on or before the Time of Closing; and

5.16 The representations and warranties set forth in subparagraphs l, 3, 6, 7, 8, 9, 10, 11, 12 and 13 are hereby reiterated with respect to each material subsidiary of Memotec (more than 10% of Memotec's current consolidated assets).

6-       Representations and Warranties of BCE

         BCE hereby represents and warrants to Memotec, and acknowledges that Memotec is entering into this Agreement in reliance on the following:

6.1 BCE has taken all necessary corporate action to authorize the execution, delivery and performance of its obligations under this Agreement; this Agreement has been duly executed and delivered by BCE and constitutes a valid and binding obligation of BCE, enforceable against BCE in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency and other laws of general application, or by legal or equitable principles relating to or limiting creditors' rights generally; and

6.2 No authorization, approval, consent or order of or filing with any governmental agency or any other person is required for the valid authorization, execution, delivery or performance by BCE of its obligations under this Agreement except as have been or will have been obtained on or before the Closing Date.

7-       Survival of Representations and Warranties

         It is understood that all representations and warranties of Memotec and BCE herein contained, or contained in certificates or documents submitted pursuant to or in connection with the transaction herein provided for, shall survive the purchase of the Purchased Shares by BCE and shall continue to be in full force and effect for the benefit of BCE and Memotec, respectively, regardless of any investigation by or on behalf of either party with respect to the representations and warranties of the other, except that such representations and warranties of each party shall continue only for a period of two years from the Closing Date.

8-       Conditions for the Benefit of BCE

         The obligation of BCE to purchase the Purchased Shares and to complete the transactions herein contemplated shall be subject to the following as of the date hereof, to the fulfillment by Memotec of its covenants and agreements hereunder and to the following additional conditions:

8.1 the accuracy of and compliance in all material respects with each of the representations and warranties contained in paragraph 5;

8.2 the representations and warranties of Memotec as set out in paragraph 5 hereof shall be true at the Time of Closing in all material respects as if such representations and warranties were made at and as of such time and Memotec shall deliver to BCE at the Time of Closing a certificate of Memotec signed by a senior officer dated the Closing Date to such effect;

8.3 Memotec shall have delivered to BCE a certified copy of its articles and by-laws, and of a resolution duly passed by the Board of Directors of Memotec authorizing the issue and sale of the Purchased Shares to BCE hereunder and the execution and delivery of this Agreement;

8.4 BCE shall have received a favourable legal opinion from counsel to Memotec, with respect to the following:

(i) confirming the accuracy of the statements in sub-paragraphs 5.1, 5.2, 5.3, 5.6, 5.9, 5.10, 5.14, 5.15 and 5.16 (insofar as that sub-paragraph refers to sub-paragraphs 5.1, 5.3, 5.6, 5.9 and 5.10);

(ii) describing the authorized share capital of Memotec and that the attributes of the Convertible Preferred Shares conform to the description thereof set forth in paragraph 3; and that the Purchased Shares have been duly authorized and, when such Purchased Shares are issued and delivered to and paid for by BCE pursuant to this Agreement, will be validly issued;

(iii) such other legal matters in connection with the transactions contemplated herein as BCE may reasonably request.

8.5 All proceedings to be taken and all approvals to be obtained in connection with the transaction contemplated by this Agreement, and all documents incidental thereto, shall be satisfactory in form and substance to BCE;

8.6 No change in the beneficial ownership of outstanding shares of Memotec materially affecting control of Memotec shall have occurred between the date hereof and the Time of Closing;

8.7 Memotec shall have delivered to the Purchaser a letter executed by Memotec's external auditors in form and substance satisfactory to the Purchaser confirming in effect the representations contained in sub-paragraphs 5.4 (insofar as it contains information derived from the Financial Statements) and 5.5;

8.8 BCE shall have purchased prior to closing $28,250,000 of 10 3/4% Sixth Series Convertible Notes ("Sixth Series Notes") due March 31, 1994 of Memotec and $4,000,000 of 8% Fifth Series Convertible Notes ("Fifth Series Notes") due June 30, 1995 of Memotec pursuant to letters of intent signed by BCE and holders of such Notes on the date hereof.

9-       Conditions for the Benefit of Memotec

         The obligation of Memotec to issue and sell the Purchased Shares to BCE shall be subject to the accuracy of the representations and warranties of BCE herein as of the date hereof and as of the Time of Closing and to the fulfillment by BCE of its covenants and agreements hereunder.

10-      Conditions for the Benefit of Memotec and BCE

         Neither party shall be obligated to complete the closing of the transaction herein contemplated unless at the Time of Closing each of the following conditions shall have been satisfied:

10.1 There shall be no action, suit or proceeding in any jurisdiction, at law or in equity, or otherwise pending or threatened by any person, company, governmental authority or regulatory body or any order, judgment, ruling or decree by any court, governmental authority or regulatory body (i) to enjoin, prohibit or proscribe the purchase by BCE of any of the Purchased Shares, the issue and sale of the Purchased Shares by Memotec to BCE as herein provided for or any other act or proceeding to be taken hereunder or in connection therewith as herein contemplated or (ii) to cease trading in the Common Shares in any jurisdiction or to suspend trading in or delist the Common Shares of Memotec on the Montreal or Toronto stock exchanges; and

10.2 Memotec shall have obtained and shall have delivered to BCE copies of all approvals, consents, rulings and authorizations of the Montreal and Toronto stock exchanges and such other governmental or administrative bodies, regulatory authorities or securities commissions having jurisdiction over the transactions herein contemplated as shall be necessary, including all requisite approvals necessary to cause the Purchased Shares subscribed for and to be issued hereunder to be duly listed and posted for trading on the Montreal and Toronto stock exchanges.

11-      Best Efforts and Rescission

11.1 The parties hereto agree to use their best efforts to fulfill or cause to be fulfilled the covenants, representations and warranties and conditions herein contained of and in favour of the parties hereto, respectively;

11.2 If any of the foregoing conditions is not met at the Time of Closing, the party for whose benefit such condition exists may, by notice in writing to the other party, rescind this Agreement in which event neither of the parties shall be under any obligation to the other party hereunder; each party shall be entitled to waive any of the conditions existing for its benefit in whole or in part without prejudice to its rights of rescission in the event of non-fulfillment of any other condition or conditions.

12-      Board Representation of BCE

(a) Memotec agrees that the closing of the transaction herein contemplated shall be conditional on arrangements being made satisfactory to BCE to provide immediately after the Closing Time for a number of nominees of BCE to sit on the Board of Directors (which shall include a reference to an Executive Committee of the Board, if applicable) of Memotec such that the number of nominees comprises one third (without rounding up, and to be a minimum of one) of the number of Memotec directors, and thereafter that such nominees (including any nominees proposed by BCE in substitution for the original nominees, and any subsequent substitutes) (the "Nominees") be nominated and recommended to the shareholders by the directors and management of Memotec for election at each meeting of shareholders of Memotec held for the purpose of electing directors, or immediately appointed to the Board by the remaining directors should a vacancy arise between annual meetings due to one or more of the nominees ceasing to sit on the Board for whatever reason, with the continuous intent that the nominees of BCE and its affiliates on the Board of Directors shall represent one third of the number of Directors of Memotec;

(b) BCE agrees that, so long as Teleglobe is a subsidiary of Memotec and is subject to a restriction in respect of voting share ownership by "designated telecommunications common carriers" and "associates" under the Teleglobe Act, it shall not exercise its voting rights in respect of the election of directors of Memotec except in favour of its nominees provided for in subparagraph (a);

(c) Memotec agrees that, so long as Teleglobe is a subsidiary of Memotec, it shall take appropriate actions required to provide immediately after the Closing Time for a number of nominees of BCE to sit on the Board of Directors of Teleglobe such that the number of such nominees comprises the maximum number of Teleglobe directors which may be elected or appointed by "designated telecommunications common carriers" and their "associates" within the meaning of the Teleglobe Act, provided that this paragraph shall not apply if the Board of Teleglobe is comprised only of internal management of Memotec;

(d) the entitlement of BCE mentioned in paragraphs (a) and (c) above shall cease if, at any time after the Closing and after exercising or failing to exercise its rights under subparagraph (e), BCE and affiliates do not have beneficial ownership or control of a sufficient number of shares of Memotec to enable BCE to equity account for its investment in Memotec under Canadian generally accepted accounting principles;

(e) Memotec agrees that it is desirable that BCE and affiliates be permitted, at its option, to maintain at least a 20 percent equity interest in Memotec, and for this purpose agrees to make provision, in connection with all future public or private offerings of its Common Shares, or securities convertible into Common Shares, other than pursuant to continuous offering plans, for the simultaneous purchase by BCE at the same price of such additional Common Shares or securities as may be necessary to permit BCE and affiliates to maintain a 20% equity interest in Memotec on a fully diluted basis, provided that BCE shall indicate its intention to so purchase within 10 business days of management recommending the offering to the Memotec Board; and also agrees to afford BCE the opportunity, during the 30 days following each year-end during which Memotec has issued such number of Common Shares, or securities convertible into Common Shares, pursuant to continuous offering plans (including employee stock option or savings plans), that the equity interest of BCE and affiliates on a fully diluted basis has fallen below 20%, to purchase such additional number of Common Shares or securities at the then current market price as may be necessary to increase its equity interest back up to 20% on a fully diluted basis.

13-      Fees

         Memotec agrees to pay BCE, at the closing, a fee in the amount of $2,600,000 in respect of its agreement to acquire the Purchased Shares.

14-      Memotec Financing

         Memotec agrees that from the date hereof and until six months after the Closing Date it will not issue any Common Shares or securities convertible into Common Shares (except pursuant to existing rights at the date hereof), unless such issue satisfies each of the following:

(i) unless in accordance with clause (iii), is limited to the issuance of not more than 2,750,000 Common Shares or securities convertible into more than such number of Common Shares (not more than 1,750,000 to the public and 1,000,000 to employees of Memotec and Teleglobe);

(ii) is made at an issue price of at least $27 per Common Share or having an exercise price on conversion of at least $27 per Common Share or, in the case of the issue of Common Shares to employees, at a discount of not more than 10% from the issue price referred to in this clause ( ii), unless otherwise agreed to by the Chairman or President of BCE within 7 days of request; and

(iii) to the extent necessary, is offered to BCE on a proportionate basis to enable BCE to maintain its percentage ownership of Common Shares (on a fully diluted basis after taking into account all Common Shares issuable upon conversion or exercise of existing rights) at the level which BCE will hold immediately after Closing and BCE shall have been given at least 10 working days to respond to such offer.

15-      Price Adjustment

         Memotec hereby agrees to a right of action by BCE against Memotec for damages on the same terms and conditions as those set forth in Section 217 and following of the Securities Act (Quebec), based upon any false or misleading information (as defined in the Securities Act) in the Preliminary Prospectus and the Prospectus. This right is an addition to any other rights which BCE may have under law with respect to this Agreement. The carrying out of the closing shall not constitute an admission by BCE as to the accuracy of any information given by Memotec in, or pursuant to, this Agreement, including in the Preliminary Prospectus and the Financial Statements.

16-      Shareholder Transactions

         Memotec will not knowingly take or encourage any action which will or could have the result of any person, including any affiliate of such person, other than BCE and its affiliates, owning or exercising direction or control over shares carrying more than one third of the votes attaching to all shares of Memotec then outstanding.

17-      Notices

         Any notice required or permitted to be given hereunder may be effectively given to Memotec by letter addressed to Memotec and delivered to its offices at the address on the first page hereof, or mailed by registered mail, postage prepaid, to Memotec at such address, or to BCE by letter addressed to BCE and delivered to BCE's office at Suite 2100, 2000 McGill College Avenue, Montreal, Quebec, or mailed by registered mail, postage prepaid, to the Purchaser at such address. Any notice so delivered shall be deemed to have been received at the time of delivery and, if mailed as aforesaid, shall be deemed to have been received on the third business day following the date of mailing. Either party hereto may change its address for service from time to time to such other address in Canada by notice given in accordance with the foregoing.

18-      Entire Agreement

         This agreement shall constitute the entire agreement between the parties with respect to the transactions herein contemplated. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements between the parties relating to the subject matter hereof. This agreement may not be amended or modified in any respect except by written instrument executed by both of the parties hereto.

19-      Announcements

         Any announcement with respect to this Agreement shall be made jointly by the parties hereto.

20-      Time of the essence

         Time shall be of the essence hereof.

21-      Proper Law

         This agreement shall be construed and enforced in accordance with the laws of the Province of Quebec and each of the parties hereto irrevocably attorns to the jurisdiction of the Courts of Quebec.

22-      Language

         The parties hereto have expressly requested that the present Agreement be drafted in the English language. Les parties a la presente, ont expressement demande a ce que le present Contrat soit redige dans la langue anglaise.

23-      Successors and Assigns

         This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. BCE shall have the right to assign any or all of its interest in this Agreement, including the Purchased Shares, to a subsidiary.

24-      Acceptance

(a) The agreement of Memotec and its principal shareholders to the foregoing may be confirmed by signing the enclosed copy of this letter at the place indicated and delivering the same to BCE at Suite 2100, 2000 McGill College Avenue, Montreal, Quebec prior to 8:00 P.M. on May 7, 1987.

(b) The agreement of BCE and of Memotec to the foregoing is subject to the approval of their respective Boards of Directors, or authorized Committees thereof, within 10 days from the date hereof.

                                           Yours very truly,

                                           BELL CANADA ENTERPRISES INC.



                                           By:  (signed)
                                              ----------------------------------

The foregoing is hereby accepted
and agreed to by us.

MEMOTEC DATA INC.

By:  (signed)
   -------------------------------

By:  (signed)
   -------------------------------

                             PRINCIPAL SHAREHOLDERS

         The undersigned confirm that they are aware of the within Agreement between Bell Canada Enterprises Inc. and Memotec Data Inc., and agree that if any shareholder approvals or actions are required in order to complete any of the transactions or other matters referred to in the Agreement, each of them will vote or cause to be voted all voting shares of Memotec which they own or over which they exercise direction or control in favour of such approvals or actions.

         The undersigned also agree to be bound by the undertaking set forth in paragraph 16 of the Agreement with respect to shares of Memotec which they own or over which they exercise direction or control.

                                               ALTAMIRA COMMUNICATIONS INC.


                                               By:  (signed)
                                                  ------------------------------



                                               NOVACAP INVESTMENTS INC.


                                               By:  (signed)
                                                  ------------------------------

AMENDMENT AGREEMENT entered into on the formal date of June 14, 1998.

AMONG: TELEGLOBE INC., a Canadian corporation having its head office in Montreal, Quebec;

                      ("Teleglobe")

AND: BCE INC., a Canadian corporation having its head office in Montreal, Quebec;

                      ("BCE")

         WHEREAS Teleglobe, previously named Memotec Data Inc., and BCE have entered into a Subscription Agreement dated May 7, 1987 (the "Subscription Agreement"), relating to an issue of Common Shares of the capital stock of Teleglobe to BCE and providing for certain board representation and subscription rights in favour of BCE;

         WHEREAS, concurrently with the execution of this Amendment Agreement, Teleglobe, North Merger Sub Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Teleglobe ("North Sub"), and Excel Communications, Inc., a Delaware corporation ("South") have entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which North Sub will merge with and into South (the "Merger"), with South to be the surviving corporation in such Merger. Such Merger shall become effective at such time as specified in the certificate of merger to be filed in accordance with the applicable laws of the State of Delaware (the "Effective Time");

         WHEREAS BCE has contemporaneously entered into a voting agreement with South;

         NOW, THEREFORE, for good and valuable consideration and for and in consideration of the mutual covenants and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree with each other as follows:

1.       Section 3(b) of the Subscription Agreement shall be abrogated.

2. Section 12(a) of the Subscription Agreement shall be abrogated and replaced by the following provision:

              "12. Board Representation of BCE

              (a) Teleglobe agrees to make arrangements satisfactory to BCE prior to the Effective Time which by their terms shall become effective immediately after the Effective Time providing for a number of nominees of BCE to sit on the Board of Directors (which shall also include a reference to an Executive Committee of the Board, if applicable) of Teleglobe such that the number of such nominees as a proportion of the total number of board members shall be at least equal to the proportion of the total number of issued and outstanding common shares of Teleglobe held by BCE and its majority-owned affiliates at such time (without rounding up), and thereafter that such nominees (including any nominees proposed by BCE in substitution for the original nominees, and any subsequent substitutes) (the "Nominees") be nominated and recommended to the shareholders by the directors and management of Teleglobe for election at each meeting of shareholders of Teleglobe held for the purpose of electing directors, or immediately appointed to the Board by the remaining directors should a vacancy arise between annual meetings due to one or more of the Nominees ceasing to sit on the Board for whatever reason, with the continuous intent that the number of Nominees of BCE as a proportion of the total number of members of the Board of Directors (and Executive Committee) shall always be at least equal to the proportion of the total number of issued and outstanding common shares of Teleglobe held by BCE and its majority-owned affiliates at any such time (without rounding up). BCE and its majority-owned Affiliates shall be deemed to hold common shares which they may acquire through the exercise of conversion, warrants, options or other rights or securities issued by Teleglobe;".

3.       Section 12(b) of the Subscription Agreement shall be abrogated.

4. Section 12(c) of the Subscription Agreement shall be abrogated and replaced by the following provision:

              "Teleglobe agrees that, so long as Teleglobe Canada is a subsidiary of Teleglobe, unless otherwise agreed in writing from time to time by BCE, Teleglobe shall ensure that continuously after the Effective Time, the number of nominees of BCE on the Board of Directors of Teleglobe Canada (as well as any Executive Committee) shall at least equal the proportionate board representation enjoyed by BCE (without rounding up) on the board of Teleglobe; provided that this paragraph shall not apply if the Board of Teleglobe Canada is comprised only of internal management of Teleglobe;".

5.       Section 12(d) of the Subscription Agreement shall be abrogated.

6. Any references in the Subscription Agreement to "Memotec" shall refer to Teleglobe and any references therein to "Teleglobe" shall refer to "Teleglobe Canada".

7.       All other provisions of the Subscription Agreement remain unchanged.

8. Notwithstanding its date of execution this Amendment Agreement shall become effective as of the Effective Time (and for greater certainty, only if the Effective Time occurs prior to June 14, 1999).

         IN WITNESS WHEREOF, the parties have executed this Amendment Agreement.

                                    TELEGLOBE INC.


                                    Per:  (signed)
                                        ----------------------------------------


                                    BCE INC.


                                    Per:  (signed)
                                        ----------------------------------------

                                                                       EXHIBIT C


                               [Letterhead of BCE]




William D. Anderson
Chief Financial Officer,
BCE & Bell Canada

Telephone:  (514) 870-8582
Fax:  (514) 786-3960
E-mail:  bill.anderson@bell.ca



February 19, 1999

Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt
c/o:  Kenny A. Troutt
10595 Strait Lane
Dallas, Texas
75229

Re:      Purchase and sale of 4,000,000 common shares of Teleglobe Inc.
         --------------------------------------------------------------

Sir:

Upon the terms and conditions set forth in this agreement, Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt (the "Trust") agrees to sell, and 129201 Canada Inc. ("129201") agrees to buy, 4,000,000 common shares of Teleglobe Inc. (the "Shares") for a purchase price of US$ 29.50 per Share, for an aggregate purchase price of US$ 118 million.

The closing of the purchase and sale of the Shares shall take place at the offices of BCE Inc., Montreal, Quebec, on the fifth (5th) business day following the date of execution of this agreement by the Trust (the "Closing Date"). On the Closing Date, the Trust will deliver to 129201 a single certificate representing the Shares registered in the name of 129201 against payment of the purchase price therefore by wire transfer of immediately available U.S. funds to the order of the Trust.

The Trust represents and covenants to BCE Inc. and 129201 as follows on the date hereof and on the Closing Date and acknowledges that BCE Inc. and 129201 are relying upon such representations and covenants in connection with the purchase of the Shares:

(a) the Trust is a trust duly created and subsisting and in good standing under the laws of its jurisdiction;

(b) the Trust has all necessary power and authority to enter into this agreement and to do all acts and things as required hereunder to be done, observed and performed by it;

(c) the Trust has taken all necessary action, if any, to authorize the execution of this agreement on its behalf by Kenny A. Troutt, and the performance by it of all acts and things as are required hereunder to be done, observed and performed by it;

(d) this agreement has been duly and validly executed and delivered by the Trust and constitutes a legal, valid and binding obligation of the Trust enforceable in accordance with its terms;

(e) the Trust is the record owner of the Shares and Kenny A. Troutt is the sole beneficial holder of the Shares free and clear of any and all liens;

(f) no person, other than 129201 pursuant hereto, has any option or agreement or right capable of becoming an option or an agreement relating to the acquisition of any or all of the Shares;

(g) the entry into, execution and delivery of this agreement and the performance by the Trust of its obligations hereunder will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which the Trust or Kenny A. Troutt is a party or by which it or he is bound or in the creation of any lien on the Shares and does not require the consent, waiver, approval, license or authorization or filing with any governmental entity or person, other than filings under Rule 13d-1 promulgated under the Securities Exchange Act of 1934;

(h) the certificate representing the Shares is free of any legend other then a legend in relation to Section 145 of the U.S. Securities Act of 1933, as amended (the "Securities Act") or a legend in the form attached as Schedule A hereto;

(i) the Trust is a single inter vivos trust of which Kenny A. Troutt is the sole settlor and trustee; and

(j) Kenny A. Troutt shall have executed an affidavit in the form attached as Schedule B respecting certain Canadian takeover bid matters.

129201 represents to the Trust as follows on the date hereof and on the Closing Date and acknowledges that the Trust is relying upon such representations in connection with the sale of the Shares:

(a) this agreement has been duly and validly executed and delivered by 129201 and BCE Inc. and constitutes a legal, valid and binding obligation of 129201 and BCE Inc. enforceable in accordance with its terms;

(b) the entry into, execution and delivery of this agreement and the performance by 129201 and BCE Inc. of its obligations hereunder will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which 129201 or BCE Inc. is a party or by which it is bound and does not require the consent, waiver, approval, license or authorization or filing with any governmental entity or person;

(c) 129201 is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(l1) of the Securities Act) thereof;

(d) 129201 and BCE Inc. understand that the sale of the Shares to 129201 has not been registered under the Securities Act, the Shares constitute "restricted securities" for purposes of such Act and cannot and will not be sold unless subsequently registered under the Securities Act or an exemption from such registration is available;

(e)      129201 is an "accredited investor" within the meaning of subparagraph
         (a)(3) of Rule 501 and (a)(8) under the Securities Act;

(f) 129201 is aware that it may be required to bear the economic risk of an investment in the Shares for an indefinite period of time, and it is able to bear such risk for an indefinite period;

(g) 129201 has received and is in possession of adequate information concerning the legal, business and financial conditions of Teleglobe Inc. to make an informed decision regarding an investment in the Shares and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it may have against the Trust or any of its affiliates relating to or arising out of any nondisclosure of information relating to Teleglobe Inc.;

(h) to the knowledge of BCE Inc., and without any independent enquiry, no shareholder of BCE Inc. has more than 5% of the issued and outstanding common shares of BCE Inc. as of the date hereof;

(i) after giving effect to the purchase by BCE Inc. and 129201 of the Shares, and taking into account any option or other right to purchase shares of stock of Teleglobe Inc. that BCE Inc. or any entity in which BCE Inc. owns a 5% or greater equity interest may have, BCE Inc. and any entity in which BCE Inc. owns a 5% or greater equity interest owns in the aggregate less than 50% of the voting power and value of the stock of Teleglobe Inc. as of the date hereof; and

(j) BCE Inc. and 129201 are not purchasing the Shares in concert with, or pursuant to a plan or arrangement with, Teleglobe Inc.

To the extent that the Trust has registration rights with respect to any of the Trust, and to the extent that such rights become assignable, the Trust shall assign such rights to 129201.

This agreement will terminate if it is not executed by the Trust and notice thereof given to BCE Inc. and 129201 within two (2) days of the date first above written.

This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York and the parties agree to submit to the non-exclusive jurisdiction of the courts of the State of New York.

This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Yours very truly,

129201 CANADA INC.



By:  (signed)
   ------------------------------

BCE Inc. agrees to guarantee the obligations of 129201 hereunder.


BCE INC.



By:  (signed)
   ------------------------------

The foregoing Agreement is hereby accepted by the Trust as of the date first above written.

Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt

By:  (signed)
   ------------------------------------
   Kenny A. Troutt

Kenny A. Troutt repeats and reiterates each of the representations and covenants in favour of BCE Inc. and 129201 herein and acknowledges that BCE Inc. and 129201 are relying upon such representations and covenants in connection with the purchase of the Shares.


(signed)
---------------------------------------
Kenny A. Troutt

                                   SCHEDULE A

Legend

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION THEREFROM."

                                   SCHEDULE B

                                    AFFIDAVIT

         I, the undersigned, Kenny A. Troutt, executive, domiciled at 10595 Strait Lane, City of Dallas, State of Texas, solemnly affirm the following:

1. I have read the agreement for the purchase and sale of 4,000,000 common shares of Teleglobe Inc. (the "Shares") to be entered into between 129201 Canada Inc., Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt (the "Trust"), BCE Inc. and me on the date hereof and I am familiar with its contents;

2. the Trust is a trust duly created and subsisting and in good standing under the laws of its jurisdiction;

3. the Trust is a single inter vivos trust of which I am the sole settlor and trustee;

4. the Trust acquired the Shares directly from Troutt Partners, Ltd. which at all relevant times I controlled (the "Partnership"), which had acquired the Shares directly from me;

5. for the period commencing two (2) years prior to the date hereof and terminating on the date hereof, the sole owners of the Shares were the Partnership, the Trust and me; and

6. neither the Partnership, the Trust nor I acquired the Shares in order that the purchaser might make use of a takeover exemption under Canadian securities legislation.

Signed at the City of Dallas, State of Texas, this 19th day of February, 1999.



-------------------------------------------
Kenny A. Troutt

Sworn to before me at the City of Dallas, State of Texas, on this 19th day of February, 1999.



------------------------------------
Notary Public for the State of Texas

                                                                       EXHIBIT D


                               [Letterhead of BCE]



William D. Anderson
Chief Financial Officer,
BCE & Bell Canada

Telephone:  (514) 870-8582
Fax:  (514) 786-3960
E-mail:  bill.anderson@bell.ca


February 19, 1999

Kenny A. Troutt
10595 Strait Lane
Dallas, Texas
75229

Re:      Right of first refusal with respect to shares of Teleglobe Inc.

Sir:

The following sets forth our agreement as to the terms and conditions of a right of first refusal granted by you to BCE Inc. for up to 20,000,000 shares of Teleglobe Inc.

For good and valuable consideration, receipt of which is hereby acknowledged, you agree not to sell, transfer, alienate, pledge or otherwise dispose of any shares of Teleglobe Inc. and to cause any trust, partnership or corporation controlled or directed by you not to sell, transfer, alienate, pledge or otherwise dispose of any shares of Teleglobe Inc., without first offering such shares to BCE Inc. in accordance with this agreement. Notwithstanding the foregoing, the provisions of this right of first refusal granted to BCE Inc. hereunder shall not apply to: (i) donations of shares to charitable organizations; (ii) transfers to family trusts or other entities controlled or directed by you so long as such family trusts and entities are deemed to be "Sellers" (as hereinafter defined) for the purposes hereof (and confirmation to that effect is given by you at such time) and such family trusts or other entities agree to be bound at such time (with notice at such time to BCE Inc.) by the terms and conditions of this agreement; and (iii) sales or conversions of shares of Teleglobe Inc. in relation to a business combination (including a merger, recapitalization, share exchange, tender offer or takeover bid) (a "Business Combination") to which Teleglobe Inc. is a party or in which Teleglobe Inc. is the subject where the consideration consists of cash or securities or other non-cash consideration, or a combination of any of the foregoing.

In the event that you or any trust, partnership or corporation controlled or directed by you (a "Seller") wishes to sell, transfer, alienate, pledge or otherwise dispose of any shares of Teleglobe Inc. subject to the right of first refusal granted hereby, it shall first notify BCE Inc. in writing of such intention to dispose of such shares, indicating the number of shares such Seller wishes to sell and enclosing an affidavit respecting Canadian takeover bid matters for execution by you in the form attached hereto as Schedule A. Within three (3) business days from receipt of such notice, BCE Inc. shall then elect by written notice to the Seller to either: (i) purchase all or a portion of such shares; or (ii) permit such Seller to dispose of such shares. Should BCE Inc. fail to exercise such election within such time allotted, it shall be deemed to have permitted the disposition of such shares. Should BCE Inc. elect to purchase only a portion of such shares, it shall be deemed to have permitted the disposition of the balance of such shares.

In the event that BCE Inc. elects to, or be deemed to have elected to, permit a disposition of shares, the Seller shall dispose of such shares within three (3) months from the date of such election or deemed election, failing which it shall be obligated to re-offer such shares to BCE Inc. in accordance with the terms hereof.

Should BCE Inc. elect to purchase all or a portion of such shares, the purchase price shall be the average of the closing price of such shares on the New York Stock Exchange for the twenty (20) trading days ending on the trading day immediately preceding the date of receipt by BCE Inc. of notice from the Seller of its intention to sell such shares. The closing of the purchase and sale of the shares shall take place at the offices of BCE Inc., Montreal, Quebec, on the fifth (5th) business day following delivery of such notice of election to purchase by BCE Inc. (the "Closing Date") and the parties shall enter into an agreement on the same terms and conditions as the agreement for the purchase and sale of 4,000,000 shares of Teleglobe Inc. entered into by 129201 Canada Inc., Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt (the "Trust"), BCE Inc. and Kenny A. Troutt on the date hereof (including, if applicable, the BCE Inc. guarantee set forth therein, and including the repetition and reiteration of the representations and warranties by the Trust and affidavit set forth therein, both signed by Kenny A. Troutt).

Notwithstanding the foregoing, in the event that a Seller has received a bona fide arms length offer (other than with respect to a Business Combination) for cash consideration to purchase shares of Teleglobe Inc., the Seller shall notify BCE Inc. in writing of the number of shares subject to such offer and the purchase price thereof and BCE Inc.'s sole rights in respect of such shares shall be to elect to purchase all (and not less than all) of such shares at the purchase price specified in the notice delivered to BCE Inc. notwithstanding that such offer may be for in excess of 20,000,00 shares of Teleglobe Inc. The other procedures set forth in this letter shall apply to such shares subject to such bona fide arms length offer.

You agree to sign all such documents and do all such things as may be required to carry out this right of first refusal and in the event that the Seller is a trust, partnership or corporation, you agree to do all such things as may be necessary to cause such trust, partnership or corporation to sell and transfer shares to BCE Inc. or its designated affiliate in accordance with the terms hereof.

To the extent that a Seller has registration rights with respect to any of the shares purchased by BCE Inc. or its designated affiliate pursuant to the terms hereof, and to the extent that such rights are assignable, the Seller shall assign such rights to BCE Inc. or its designated affiliate concurrently with the purchase and sale of such shares by BCE Inc. or such designated affiliate.

You have represented to us that the Trust is the record and beneficial owner of at least 24,000,000 shares of Teleglobe Inc., that you are the sole settlor of the Trust and that the Trust is a single inter vivos trust. Canadian securities laws limit in certain circumstances the number of sellers from whom BCE Inc. may purchase securities without a takeover bid circular. In order to address these limitations, you have agreed to the undertakings with respect thereto set out in Schedule B hereto.

Any notice, direction or other instrument required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if delivered in person to the address set forth below or if telexed, telegraphed, telecopied or sent by other means of recorded electronic communication and confirmed by delivery as soon as practicable thereafter.

Notices to a Seller shall be addressed as follows:

                  [name of Seller]
                  c/o:  Kenny A. Troutt
                  10595 Strait Lane
                  Dallas, Texas
                  75229

Notices to BCE Inc. shall be addressed as follows:

                  BCE Inc.
                  1000, de la Gauchetiere Street West
                  Montreal, Quebec
                  H3B 4Y7

                  c/o:  the Chief Financial Officer

                  with a copy to the Corporate Secretary.

No party may assign this agreement or any of its rights without the prior written consent of the other party hereto. Notwithstanding the foregoing, BCE Inc. may assign its rights hereunder to a direct or an indirect subsidiary.

The rights of BCE Inc. hereunder shall terminate upon the earlier of: (i) five
(5) years from the date hereof; and (ii) BCE Inc. having purchased, permitted the disposition in accordance with the terms hereof or deemed to have permitted the disposition of an aggregate of 20,000,000 shares of Teleglobe Inc. in accordance with the terms hereof.

This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York and the parties agree to submit to the non-exclusive jurisdiction of the courts of the State of New York.

This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Yours very truly,


BCE INC.

By:  (signed)
   -------------------------------


The foregoing Agreement is hereby accepted by Kenny A. Troutt as of the date first above written.


(signed)
----------------------------------
Kenny A. Troutt

                                   SCHEDULE A

                                    AFFIDAVIT

         I, the undersigned, Kenny A. Troutt, executive, domiciled at 10595 Strait Lane, City of Dallas, State of Texas, solemnly affirm the following:

1. I have read the agreement for the purchase and sale of [number of shares] common shares of Teleglobe Inc. (the "Shares") to be entered into between [BCE Inc. or designated affiliate], Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt (the "Trust"), BCE Inc. [if applicable] and me on the date hereof and I am familiar with its contents;

2. the Trust is a trust duly created and subsisting and in good standing under the laws of its jurisdiction;

3. the Trust is a single inter vivos trust of which I am the sole settlor and trustee;

4. the Trust acquired the Shares directly from Troutt Partners, Ltd. which at all relevant times I controlled (the "Partnership"), which had acquired the Shares directly from me;

5. for the period commencing two (2) years prior to the date hereof and terminating on the date hereof, the sole owners of the Shares were the Partnership, the Trust and me; and

6. neither the Partnership, the Trust nor I acquired the Shares in order that the purchaser might make use of a takeover exemption under Canadian securities legislation.

Signed at the City of Dallas, State of Texas, this 19th day of February, 1999.



__________________________
Kenny A. Troutt

Sworn to before me at the City of Dallas, State of Texas, on this [date]

Notary Public for the State of Texas

                                   SCHEDULE B

Except for valid business reasons, which Kenny A. Troutt agrees to discuss with BCE Inc., should any trust, partnership or corporation controlled or directed by Kenny A. Troutt wish to sell any shares of Teleglobe Inc., such shares shall be sold first by Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt (the "Trust").

Except for valid business reasons, which Kenny A. Troutt agrees to discuss with BCE Inc., the Trust shall continue to hold a minimum of 20,000,000 shares of Teleglobe Inc., less any shares purchased or permitted to be disposed of by BCE Inc. in accordance with the terms of the agreement to which this Schedule B forms an integral part thereof, and Kenny A. Troutt shall continue to be the sole settlor of such Trust.

Kenny A. Troutt and the Trust shall cooperate from time to time as reasonably required to assist BCE Inc. in evaluating its position under securities laws with respect to takeover bid restrictions and to assist BCE Inc. in seeking such exemptions and no action letters as may be available from securities authorities with respect thereto.

                                                                       EXHIBIT E

November 19, 1999

Troutt Family Trust - Separate Trust Estate of Kenny Allan Troutt
c/o:  Kenny Allan Troutt
10595 Strait Lane
Dallas, Texas
75229

Dear Sirs:

       Re: Purchase and sale of 4,000,000 common shares of Teleglobe Inc.
       ------------------------------------------------------------------

Upon the terms and conditions set forth in this agreement, Troutt Family Trust - Separate Trust Estate of Kenny Allan Troutt (the "Trust") agrees to sell, and 3632709 Canada Inc. ("3632709") agrees to buy, free and clear of any and all liens, 4,000,000 common shares of Teleglobe Inc. (the "Shares") for a purchase price of US$ 21.75 per Share, for an aggregate purchase price of US$ 87 million.

The closing of the purchase and sale of the Shares shall take place at the offices of Bell Canada, Montreal, Quebec, on the second business day following the date of execution of this agreement by the Trust or on any date thereafter that the parties hereto may mutually agree on (the "Closing Date"). On the Closing Date, the Trust will deliver to 3632709 a single certificate representing the Shares registered in the name of 3632709 against payment of the purchase price therefore by wire transfer of immediately available U.S.
funds to the order of the Trust.

The Trust represents and covenants to Bell Canada and 3632709 as follows on the date hereof and on the Closing Date and acknowledges that Bell Canada and 3632709 are relying upon such representations and covenants in connection with the purchase of the Shares:

(a) the Trust is a trust duly created and subsisting and in good standing under the laws of its jurisdiction;

(b) the Trust has all necessary power and authority to enter into this agreement and to do all acts and things as required hereunder to be done, observed and performed by it;

(c) the Trust has taken all necessary action, if any, to authorize the execution of this agreement on its behalf by Kenny Allan Troutt, and the performance by it of all acts and things as are required hereunder to be done, observed and performed by it;

(d) this agreement has been duly and validly executed and delivered by the Trust and constitutes a legal, valid and binding obligation of the Trust enforceable in accordance with its terms;

(e) the Trust is the record owner of the Shares and Kenny Allan Troutt is the sole beneficial holder of the Shares free and clear of any and all liens;

(f) no person, other than Bell Canada or 3632709 pursuant hereto, has any option or agreement or right capable of becoming an option or an agreement relating to the acquisition of any or all of the Shares;

(g) the entry into, execution and delivery of this agreement and the performance by the Trust of its obligations hereunder will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which the Trust or Kenny Allan Troutt is a party or by which it or he is bound or in the creation of any lien on the Shares and does not require the consent, waiver, approval, license or authorization or filing with any governmental entity or person, other than filings under Rule 13d-1 promulgated under the Securities Exchange Act of 1934;

(h) the certificate representing the Shares is free of any legend other then a legend in relation to Section 145 of the U.S. Securities Act of 1933, as amended (the "Securities Act") or a legend in the form attached as Schedule A hereto;

(i) the Trust is a single inter vivos trust of which Kenny Allan Troutt is the sole settlor and trustee; and

(j) Kenny Allan Troutt shall have executed an affidavit in the form attached as Schedule B respecting certain Canadian takeover bid matters.

3632709 represents to the Trust as follows on the date hereof and on the Closing Date and acknowledges that the Trust is relying upon such representations in connection with the sale of the Shares:

(a) this agreement has been duly and validly executed and delivered by 3632709 and Bell Canada and constitutes a legal, valid and binding obligation of 3632709 and Bell Canada enforceable in accordance with its terms;

(b) the entry into, execution and delivery of this agreement and the performance by 3632709 and Bell Canada of its obligations hereunder will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which 3632709 or Bell Canada is a party or by which it is bound and does not require the consent, waiver, approval, license or authorization or filing with any governmental entity or person;

(c) 3632709 is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof;

(d) 3632709 and Bell Canada understand that the sale of the Shares to 3632709 has not been registered under the Securities Act, the Shares constitute "restricted securities" for purposes of such Act and cannot and will not be sold unless subsequently registered under the Securities Act or an exemption from such registration is available;

(e)     3632709 is an "accredited investor" within the meaning of subparagraph
        (a) (3) of Rule 501 and (a) (8) under the Securities Act;

(f) 3632709 or Bell Canada is aware that it may be required to bear the economic risk of an investment in the Shares for an indefinite period of time, and it is able to bear such risk for an indefinite period;

(g) 3632709 or Bell Canada has received and is in possession of adequate information concerning the legal, business and financial conditions of Teleglobe Inc. to make an informed decision regarding an investment in the Shares and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it may have against the Trust or any of its affiliates relating to or arising out of any nondisclosure of information relating to Teleglobe Inc.;

(h) after giving effect to the purchase by Bell Canada and 3632709 of the Shares, and taking into account any option or other right to purchase shares of stock of Teleglobe Inc. that BCE Inc. or any entity in which BCE Inc. owns a 5% or greater equity interest may have, BCE Inc. and any entity in which BCE Inc. owns a 5% or greater equity interest owns in the aggregate less than 50% of the voting power and value of the stock of Teleglobe Inc. as of the date hereof; and

(i) Bell Canada and 3632709 are not purchasing the Shares in concert with, or pursuant to a plan or arrangement with, Teleglobe Inc.

To the extent that the Trust has registration rights with respect to any of the Shares, and to the extent that such rights become assignable, the Trust shall assign such rights to 3632709.

This agreement will terminate if it is not executed by the Trust and notice thereof given to BCE Inc. and 3632709 within two (2) days of the date first above written.

This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York and the parties agree to submit to the non-exclusive jurisdiction of the courts of the State of New York.

This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Yours very truly,

3632709 CANADA INC.




By:  (Signed) Ron Reising
     -------------------------------

Bell Canada agrees to guarantee the obligations of 3632709 hereunder.

BELL CANADA




By: (Signed) Ron Reising
    --------------------------------

The foregoing Agreement is hereby accepted by the Trust as of the date first above written.

Troutt Family Trust - Separate Trust Estate of Kenny Allan Troutt




By:  (Signed)
    --------------------------------
     Kenny Allan Troutt


Kenny Allan Troutt repeats and reiterates each of the representations and covenants in favour of Bell Canada and 3632709 herein and acknowledges that Bell Canada and 3632709 are relying upon such representations and covenants in connection with the purchase of the Shares.



(Signed)
------------------------------------
Kenny Allan Troutt

                                   SCHEDULE A

Legend

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR UNLESS THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION CAN BE MADE IN COMPLIANCE WITH RULE 145 OR WITHOUT REGISTRATION IN RELIANCE ON ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. REFERENCE IS MADE TO THE TERMS OF A LETTER AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND TELEGLOBE, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF TELEGLOBE."

                                   SCHEDULE B

                                    AFFIDAVIT

         I, the undersigned, Kenny Allan Troutt, executive, domiciled at 10595 Strait Lane, City of Dallas, State of Texas, solemnly affirm the following:

I have read the agreement for the purchase and sale of 4,000,000 common shares of Teleglobe Inc. (the "Shares") to be entered into between 3632709 Canada Inc., Troutt Family Trust - Separate Trust Estate of Kenny Allan Troutt (the "Trust"), Bell Canada and me on the date hereof and I am familiar with its contents;

the Trust is a trust duly created and subsisting and in good standing under the laws of its jurisdiction;

the Trust is a single inter vivos trust of which I am the sole settlor and trustee;

the Trust acquired the Shares directly from Troutt Partners, Ltd. which at all relevant times I controlled (the "Partnership"), which had acquired the Shares directly from me;

for the period commencing two (2) years prior to the date hereof and terminating on the date hereof, the sole owners of the Shares were the Partnership, the Trust and me; and

neither the Partnership, the Trust nor I acquired the Shares in order that the purchaser might make use of a takeover exemption under Canadian securities legislation.

Signed at the City of Dallas, State of Texas, this o, 1999.



-------------------------------
Kenny Allan Troutt

Sworn to before me at the City of Dallas, State of Texas, on this ____ day of November, 1999.




-------------------------------
Notary Public for the State of Texas

                                                                       EXHIBIT F

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that Amendment No. 1 to the Statement on
Schedule 13D, dated November 30, 1999, ("Schedule 13D"), with respect to the Common Shares, no par value of Teleglobe Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 29, 1999.

                                             BCE INC.

                                             By   /s/ Martine Turcotte
                                             -----------------------------------
                                             Name:  Martine Turcotte
                                             Title: Chief Legal Officer

                                             BELL CANADA HOLDINGS INC.

                                             By  /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name:  Timothy E. McGee
                                             Title: Corporate Secretary

                                             BELL CANADA

                                             By  /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name:  Timothy E. McGee
                                             Title: Chief Legal Officer and
                                                       Corporate Secretary

                                             129201 CANADA INC.

                                             By  /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary

                                             3632709 CANADA INC.

                                             By  /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary and Treasurer